Exhibit 12.13

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$18,934	$25,360
Interest applicable to rentals	362	607

Total fixed charges, as defined	$19,296	$25,967

Earnings as defined:
Net income	$51,048	$47,393
Add:
Provision for income taxes:
Total	36,074	32,195
Fixed charges as above	19,296	25,967

Total earnings, as defined	$106,418	$105,555

Ratio of earnings to fixed charges, as defined	5.52	4.06